SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                         Cablevision Systems Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Cablevision NY Group Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12686C109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     12,521,307

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     12,521,307

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,521,307

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     12,521,307

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     12,521,307

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,521,307

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     12,687,407

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     12,687,407

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,687,407

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,262,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,262,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,262,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%

14.  TYPE OF REPORTING PERSON*
     PN

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,262,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,262,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,262,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,262,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,262,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,262,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,262,868

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,262,868

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,262,868

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     18,784,175

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     18,784,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,784,175

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     18,950,275

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     18,950,275

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,950,275

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 12686C109
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     18,950,275

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     18,950,275

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,950,275

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 12686C109
            ---------------------

-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Cablevision Systems Corporation (the "Issuer"), Cablevision NY Group Class A Common Stock, $.01 par value (the "Shares").

     The principal executive offices of Issuer are located at 1111 Stewart Avenue, Bethpage, New York 11714.

-------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a member of HMC Investors, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a member of HMC Investors and a shareholder of HMC, and Michael D. Luce, a member of HMC Investors and a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


-------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 12,521,307 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 12,521,307 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 12,687,407 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 6,262,868 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 6,262,868 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 6,262,868 Shares.

As of the date hereof HMC may be deemed to beneficially own 6,262,868 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 18,784,175 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 18,950,275 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 18,950,275 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons acquired their Shares for investment and in the belief that the Issuer's shares are undervalued. The Reporting Persons continually evaluate their investment in the Shares and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Shares beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Shares beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Shares, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons. There can be no assurance that any such acquisition or disposition of securities of the Issuer would occur or as to the timing or method of any such acquisition or disposition. The Reporting Persons may have discussions with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders and others regarding the Issuer's business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value. In addition, the Reporting Persons may have discussions with other parties, including significant shareholders of the Issuer, regarding the Issuer and future plans of proposals with respect to the Issuer and its securities.

The Reporting Persons may take certain actions that, for purposes of Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could result in the Reporting Persons being deemed to have a current intent to seek to influence or change the control of the Issuer, although the Reporting Persons have not formulated any specific plan or proposal with respect to such actions and there is no assurance that any plan or proposal will ever be developed or, if it is developed, as to the terms or timing of any such plan or proposal.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

-------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 12,521,307 Shares, constituting 5.4% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,521,307 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,521,307 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 12,521,307 Shares, constituting 5.4% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,521,307 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,521,307 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 12,687,407 Shares, constituting 5.4% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 12,687,407 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 12,687,407 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 6,262,868 Shares, constituting 2.7% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,262,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,262,868 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 6,262,868 Shares, constituting 2.7% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,262,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,262,868 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 6,262,868 Shares, constituting 2.7% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,262,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,262,868 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 6,262,868 Shares, constituting 2.7% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,262,868 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,262,868 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 18,784,175 Shares, constituting 8.0% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,784,175 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,784,175 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 18,950,275 Shares, constituting 8.1% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,950,275 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,950,275 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 18,950,275 Shares, constituting 8.1% of the Shares of the Issuer, based upon 233,696,180 Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,950,275 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,950,275 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

-------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.


Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most recent filing on Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.

By: /s/ Philip Falcone
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C. *

By: /s/ Philip Falcone
-----------------------------

HMC Investors, L.L.C. *

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC

By: /s/ Philip Falcone
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC *

By: /s/ Philip Falcone
-----------------------------

HMC - New York, Inc. *

By: /s/ Philip Falcone
-----------------------------

Harbert Management Corporation *

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone *

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert *

/s/ Michael D. Luce
-----------------------------
Michael D. Luce *



August 21, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                 Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated August 21, 2008 relating to the Cablevision NY Group Class A Common Stock, $.01 par value of Cablevision Systems Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.

By: /s/ Philip Falcone
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C. *

By: /s/ Philip Falcone
-----------------------------

HMC Investors, L.L.C. *

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC

By: /s/ Philip Falcone
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC *

By: /s/ Philip Falcone
-----------------------------

HMC - New York, Inc. *

By: /s/ Philip Falcone
-----------------------------

Harbert Management Corporation *

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone *

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert *

/s/ Michael D. Luce
-----------------------------
Michael D. Luce *


August 21, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                    Exhibit B

  Transactions in the Cablevision NY Group Class A Common Stock, $.01 par value
  -----------------------------------------------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

   Date of                   Number of Shares              Price per Share
 Transaction                 Purchase/(Sold)

  6/23/2008                      213,171                       $23.6566

  6/24/2008                      166,667                       $23.3526

  6/25/2008                       85,667                       $23.5805

  6/27/2008                       31,268                       $22.6425

  8/11/2008                      725,000                       $29.8065

  8/12/2008                      764,576                       $30.2462

  8/13/2008                      766,667                       $30.9486

  8/14/2008                      686,667                       $30.9850

  8/15/2008                       40,010                       $31.9244

  8/15/2008                      686,667                       $31.5474

  8/18/2008                      790,000                       $32.1389

  8/18/2008                      146,629                       $32.0585

  8/20/2008                       6,000                        $31.1749

  8/20/2008                      666,667                       $31.7898



    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

   Date of                   Number of Shares              Price per Share
 Transaction                 Purchase/(Sold)

  6/23/2008                      106,586                       $23.6566

  6/24/2008                       83,333                       $23.3526

  6/25/2008                       42,833                       $23.5805

  6/26/2008                      100,000                       $23.0376

  8/11/2008                      275,000                       $29.8065

  8/12/2008                      385,424                       $30.2462

  8/13/2008                      383,333                       $30.9486

  8/14/2008                      343,333                       $30.9850

  8/15/2008                       20,000                       $31.9244

  8/15/2008                      343,333                       $31.5474

  8/18/2008                      395,000                       $32.1389

  8/18/2008                       75,536                       $32.0585

  8/20/2008                       3,000                        $31.1749

  8/20/2008                      333,333                       $31.7898



SK 03773 0003 910105 v2